FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bankoh Investment Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 Merchant St

(No. and Street)

Honolulu	**HI**	**96813**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	**402-215-1352**	**david.brant@boh.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP

(Name – if individual, state last, first, and middle name)

1003 Bishop Street, Suite 2600	**Honolulu**	**HI**	**96813**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Hawaii)
City + County of Honolulu) S.S.

OATH OR AFFIRMATION

I, Christopher Otto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bankoh Investment Services, Inc. _____, as of ___April 11___, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
President/CEO

Rouella VP Tilitile

Notary Public Rouella VP Tilitile 4/11
State of Hawaii
My commission expires: 9-14-2026

Please see the attached page for the Notary Public Certification

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



NOTARY PUBLIC CERTIFICATION

Rouella V.P. Tilitile   First Judicial Circuit

Doc. Description: _SEC Audit Reports_
Form X-17A-5 Part III
Oath or Affirmation

No. of Pages: _3_   Date of Doc. _4/11/2023_

Rouella VP Tilitile   _4/11/2023_

Notary Signature   Date

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2022

Contents



Ernst & Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Bankoh Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2022, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
April 11, 2023


Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2022


Assets

Cash and cash equivalents	$	1,215,981
Commissions receivable from brokers and dealers, net		95,699
Other assets		106,294
Total assets	$	1,417,974

Liabilities and stockholder's equity

Liabilities:

Due to parent for income taxes payable	$	68,860
Accrued expenses and other liabilities		347,045
Total liabilities		415,905

Stockholder's equity:

Common stock ($10 par value), authorized, issued and outstanding 50,000 shares	500,000
Additional paid-in capital	1,000,000
Accumulated deficit	(497,931)
Total stockholder's equity	1,002,069
Total liabilities and stockholder's equity	$ 1,417,974

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Loss

Year Ended December 31, 2022

Revenues

Annuity and insurance fee income	$ 3,135,760
Investment advisor fees	2,857,155
Mutual fund and securities income	1,909,341
Other income	26,841
	7,929,097

Expenses

Salaries, commissions and benefits	5,476,991
Broker charges	1,134,690
Occupancy	463,891
Equipment	156,867
Legal	105,426
Intercompany services expense	202,812
General excise tax	280,603
Other operating expenses	283,181
	8,104,461

Loss before income taxes	(175,364)
Benefit for income taxes	(44,108)
Net loss	$ (131,256)

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total	
Balance at December 31, 2021	$	500,000	$	1,000,000	$	(366,675)	$	1,133,325
Net loss		–		–		(131,256)		(131,256)
Balance at December 31, 2022	$	500,000	$	1,000,000	$	(497,931)	$	1,002,069

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities

Net loss	$	(131,256)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Deferred taxes		(3,850)
Increase in commissions receivable from brokers and dealers, net		1,010
Increase in other assets		15,426
Increase in due to parent for income taxes		37,666
Decrease in accrued expenses and other liabilities		(121,740)
Net cash used by operating activities		(202,744)

Investing activities

Proceeds from sale of equipment to Parent		31,278
Net cash provided by investing activities		31,278
Decrease in cash and cash equivalents		(171,466)
Cash and cash equivalents at beginning of year		1,387,447
Cash and cash equivalents at end of year	$	1,215,981

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2022

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation ("SIPC") and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents include funds held in a money market fund that totaled $1,185,498 as of December 31, 2022.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2022

Revenue Recognition

Revenue is largely derived from commissions received from the sale of annuity and life insurance products, mutual funds, and securities. In addition, the Company earns investment advisor fees from the Company's Managed Account Platform Services (MAPS) wealth management product.

The Company's significant revenue streams are discussed below.

Mutual Fund and Securities Income

Mutual fund and securities income primarily consists of commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized at a point in time on trade date, which is when the Company satisfies its performance obligation of executing the sale. The Company also receives periodic service fees (i.e., 12b-1 fees) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

Annuity and Insurance Fee Income

Annuity and insurance income primarily consists of commissions received on annuity product sales, primarily fixed annuities. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company and the Company recognizes the revenue. The majority of the trailer commission fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Although much of the performance obligation is satisfied upon the sale of the policy, revenue for trailer commission fees remains constrained until the Company can confirm that the annuity is still active at period end and the market value can be determined. Therefore, trailer commission fees are recognized over time as the constraints are resolved.

Investment Advisor Fees

Investment advisor fees from the Company's MAPS wealth management product are earned over time (as the performance obligation is satisfied) and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer's account in advance, on the first month of the quarter, and the revenue is recognized over the following three-month period.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2022

Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from NFS and Lincoln Financial Group of $95,699 as of December 31, 2022, are reported in net commissions receivable from brokers and dealers in the statement of financial condition.

3. Service Agreement

The Company has a service agreement with NFS who provides certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2022, the Company had net capital of $870,302, which was $820,302 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.50-to-1. The Company had no subordinated debt at December 31, 2022, or at any time during the year then ended.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2022

5. Related Party Transactions

The Bank, pursuant to an internal expense sharing agreement, allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2022 included:

Occupancy	$460,924
Other operating expenses	202,812

At December 31, 2022, amounts due to the Bank included in accrued expenses and other liabilities totaled $67,953. At December 31, 2022, the Company maintained $29,771 in non-interest bearing accounts at the Parent.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company received $77,924 from the Parent for income tax benefits during 2022.

The Company had a federal deferred tax asset of $14,007 and a state deferred tax asset of $6,645 as of December 31, 2022, which are predominantly the result of temporary differences relating to the accrued vacation and deferred compensation and included in other assets. Management believes it is more likely than not that the deferred tax assets will be realized.

The components of the benefit for income taxes for the year ended December 31, 2022, are as follows:

Current:		
Federal	$	(26,078)
State		(14,180)
Total Current		(40,258)
Deferred:		
Federal		(5,405)
State		1,555
Total Deferred		(3,850)
Benefit for income taxes	$	(44,108)

The benefit for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 21% to loss before income taxes primarily due to the effect of state taxes.

The Parent's federal tax returns for 2019 through 2021 remain subject to examination. The Parent's State of Hawaii income tax returns for 2019 through 2021 remain subject to examination by the taxing authorities.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $287,084 in 2022 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2022, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $31,169 and was included in salaries, commissions and benefits.

8. Contingencies

During 2022, a few customers filed separate FINRA Arbitration Claims against the Company. The claims allege negligence, breach of fiduciary duty and negligent supervision by the Company in the sale of products offered by Northstar Financial Services Bermuda Ltd. The claims seek damages, punitive damages, attorney's fees, interest, costs and any further relief the arbitration panel deems proper. The Company has filed its responses to the claims; as there are many unresolved issues of fact and law, no liabilities associated with these matters have been recognized. Management disputes any wrongdoing and the cases are being vigorously defended.

In addition to the litigation noted above, the Company is occasionally subject to lawsuits, investigations and claims arising out of the conduct of our business. Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of loss and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's financial statements.

9. Subsequent Events

Subsequent events have been evaluated through April 11, 2023, the date the financial statements were issued. No other subsequent events were noted that would have a material impact on the financial statements.

Supplemental Information

Bankoh Investment Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

As of December 31, 2022

Net capital

Total stockholder's equity qualified for net capital	$	1,002,069
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		1,057
Due from parent for income taxes		20,706
Deferred taxes		20,652
Other assets		35,642
		78,057
Deduction for excess fidelity bond		30,000
Total deductions and charges		108,057
Net capital before haircuts on securities positions		894,012
Haircuts on money market funds		(23,710)
Net capital	$	870,302

Aggregate indebtedness

Items included in statement of financial condition:		
Due to parent for income taxes payable	$	89,566
Accrued expenses and other liabilities		347,045
Total aggregate indebtedness	$	436,611

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	29,107
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	820,302
Ratio: aggregate indebtedness to net capital		0.50 to 1

There are no material differences between the net capital computation presented above and the net capital computation presented in our unaudited December 31, 2022 Part II FOCUS filed on April 11, 2023.



Ernst &Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Bankoh Investment Services, Inc

We have reviewed management's statements, included in the accompanying Bankoh Investment Services, Inc. Exemption Report, in which Bankoh Investment Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provision").

(2) The Company met the identified exemption provision of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

April 11, 2023

Bankoh Investment Services, Inc.
A non-banking subsidiary of Bank of Hawaii • Member FINRA/SIPC

Bankoh Investment Services, Inc.'s Exemption Report

Bankoh Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bankoh Investment Services, Inc.
I, Christopher A. Otto, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
 DocuSigned by: *Christopher A. Otto*
Title: President & Chief Executive Officer
April 11, 2023